October 8, 2010

Mr. Larry Spirgel

United States Securities and Exchange Commission

Washington, DC 20549

Dear Mr. Spirgel:

In connection with our response to the Staff’s comments on our 8-K,  I acknowledge that

1.

The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2.

 Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings and

3. The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Sincerely,

CEPHAS HOLDING CORP

/s/Peter Klamka

Peter C. Klamka

President